KIRKLAND LAKE GOLD ANNOUNCES MAILING OF MANAGEMENT INFORMATION CIRCULAR IN CONNECTION
WITH SPECIAL MEETING TO CONSIDER ACQUISITION OF DETOUR GOLD

Acquisition enhances Kirkland Lake Gold's industry leading position by adding a cornerstone, long-life asset in a low-risk jurisdiction and substantially increasing production, free cash flow and mineral reserve base

Toronto, Ontario - December 23, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold", the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) announced today that it has filed its management information circular and related meeting materials in connection with a special meeting (the "Meeting") of shareholders to be held on January 28, 2020. The purpose of the Meeting is to seek approval in connection with Kirkland Lake Gold's previously announced proposed acquisition of all of the issued and outstanding common shares of Detour Gold Corporation ("Detour Gold") by way of a plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act.

Shareholders of Kirkland Lake Gold should receive these meeting materials by mail shortly. The meeting materials, together with an investor presentation and other information, are also available on Kirkland Lake Gold's website at www.klgold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Kirkland Lake Gold encourages shareholders to read the meeting materials in detail. To ensure that your Kirkland Lake Gold shares will be represented at the Meeting, shareholders should carefully follow the voting instructions provided in the meeting materials. The deadline for the receipt of proxies is 11:00 a.m. (Eastern time) on January 24, 2020.

THE ARRANGEMENT AGREEMENT

Kirkland Lake Gold and Detour Gold entered into an arrangement agreement pursuant to which Kirkland Lake Gold will acquire all of the issued and outstanding common shares of Detour Gold on the basis of 0.4343 of a Kirkland Lake Gold common share for each Detour Gold common share held. Upon completion of the Arrangement, existing Kirkland Lake Gold and Detour Gold shareholders will own approximately 73% and 27% of the outstanding shares of the pro forma company, respectively.

BOARD RECOMMENDATION

After consultation with the Kirkland Lake Gold management team and its financial and legal advisors, and following careful consideration, the Board of Directors of the Company unanimously recommends that Kirkland Lake Gold shareholders vote FOR the proposed resolution.

REASONS FOR AND BENEFITS OF THE ARRANGEMENT

In evaluating the Arrangement and unanimously determining it to be in the best interests of Kirkland Lake Gold, as well as recommending that Kirkland Lake Gold shareholders support the Arrangement, the Board of Directors of Kirkland Lake Gold reviewed a significant amount of technical, financial and operational information relating to Detour Gold and the anticipated benefits and advantages resulting from the Arrangement, including, among others:

  Adds a long-life, high quality asset in a low-risk jurisdiction. The Detour Lake mine is a uniquely large-scale, long-life Canadian mine, with current production of approximately 600,000 ounces of gold per year and substantial growth potential.

  Solidifies our position as a senior gold producer with industry-leading free cash flow. The Arrangement is expected to provide Kirkland Lake Gold with enhanced scale with pro forma 2019 production targeted at approximately 1.5 million ounces of gold and analyst consensus 2019 free cash flow of almost US$700 million.

  Bolsters our financial strength and capital markets profile. The combined net cash balance of Kirkland Lake Gold and Detour Gold at September 30, 2019 was US$630 million. The increased public float, liquidity, and access to capital, is expected to provide Kirkland Lake Gold with greater capacity to pursue further growth, make strategic investments to improve mining throughput and efficiency, and return capital to shareholders.

  Increases Kirkland Lake Gold's Mineral Reserve base and complements our existing operating profile. The Arrangement is expected to add to Kirkland Lake Gold's Mineral Reserve base and extend our Mineral Reserve life index by eight years.

  Enables value-creation through continued optimization and potential expansion of the Detour Lake mine. The financial strength and technical expertise of Kirkland Lake Gold is expected to support the continued optimization and potential expansion of the Detour Lake mine with opportunities to significantly increase production at improved unit costs and to expand current Mineral Reserves and Mineral Resources.

  Provides attractive exploration upside. Detour Gold's land position covers approximately 1,040 km2 along the northernmost sections of the Abitibi Greenstone Belt (including approximately 646 km2 on the existing Detour Lake property) in Ontario, Canada. The combination of free cash flow generating operations, significant in-mine growth potential and considerable regional exploration upside is a common feature among the Detour Lake mine and the Macassa mine in Canada and the Fosterville mine in Australia.

  Delivers significant potential synergies. The Arrangement is expected to generate approximately US$75-US$100 million in annual pre-tax synergies.

  Creates immediate value. The Arrangement is expected to deliver cash flow per share and net asset value per share accretion to Kirkland Lake Gold.

KIRKLAND LAKE GOLD MEETING

The Meeting is scheduled for 11:00 a.m. (Toronto time) on January 28, 2020 at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9. At the Meeting, Kirkland Lake Gold shareholders will be asked to consider and vote on an ordinary resolution authorizing the issuance by the Company of up to 77,407,217 Kirkland Lake Gold common shares pursuant to the Arrangement.

ADDITIONAL DETAILS

The Company's management information circular outlines the benefits for Kirkland Lake Gold shareholders and the risks related thereto and provides details about the Arrangement, including details on how shareholders can vote their Kirkland Lake Gold shares.

For a more detailed description of the Arrangement, readers should review the Company's management information circular and visit www.klgold.com/detouracquisition.

SHAREHOLDER QUESTIONS AND ASSISTANCE

If you have any questions or require assistance voting your shares, please contact Kingsdale Advisors, the Company's strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1821 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth in 2019, to 950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

FOR FURTHER INFORMATION PLEASE CONTACT

Media Contact:

Ian Robertson, Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: +1 416-867-2333, Cell: +1 647-621-2646
irobertson@kingsdaleadvisors.com

Kirkland Lake Gold Ltd.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding timing of the Meeting, (ii)  expectations regarding whether the proposed Arrangement will be consummated, (iii) expectations regarding the potential benefits and synergies of the Arrangement and the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iv) expectations regarding a potential increase to Kirkland Lake Gold's Mineral Reserve base and future production, (v) expectations regarding Kirkland Lake Gold's financial strength, free cash flow generation and capital markets profile following completion of the Arrangement, (vi) expectations regarding future exploration, development and growth potential for Kirkland Lake Gold's and Detour Gold's operations, and (vii) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Detour Gold to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2018 and its interim financial reports and related MD&A for the period ended September 30, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.